April 13, 2026

Abe Friedman
Doug Jones
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Visa Inc. Form 10-K for Fiscal Year Ended September 30, 2025 File No. 001-33977

Mr. Friedman and Mr. Jones:

In connection with Visa Inc.’s (“Visa” or the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) for the fiscal year ended September 30, 2025 (the “2025 10-K”), we are writing in response to the Staff’s comments as transmitted to Visa by letter dated March 31, 2026.

For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Page numbers cited in our responses refer to the applicable page in our 2025 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP financial results, page 41
1.To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your non-GAAP results after your discussion and analysis of GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Corporation Finance Interpretations 102.10(a).
We will revise our future filings to move the discussion of our non-GAAP results after the discussion of our Results of Operations.

Results of Operations

Net revenue, page 45
2.Increases in each component of net revenue appear to be primarily volume related. This factor appears to recur annually as the primary factor impacting your net revenue. Please discuss to the extent identifiable factors, such as macro-economic conditions and others, are the cause for the increased volume. To the extent there are known trends in the factors that materially impact future results, discuss such. Refer to the introductory paragraph of Item 303(b) and 303(b)(2)(ii) of Regulation S-K and Section III.B.3 and 4 of SEC Release No. 33-8350.
As disclosed in our Management’s Discussion and Analysis (“MD&A”), net revenue is primarily generated from payments volume on Visa products for purchased goods and services, as well as the number of transactions processed on our network. In future filings, we will supplement our MD&A disclosure to discuss identifiable or known factors impacting volumes and those that could materially impact future results. An illustrative example is set forth below (new text underlined).
Net revenue increased in fiscal 2025 over the prior year primarily due to the growth in processed transactions, nominal cross-border volume, and nominal payments volume, partially offset by higher client incentives. During fiscal 2025, volume growth was driven primarily by continued resilience in consumer spending and ongoing expansion in digital commerce. Payments volume grew 7%, supported by broad-based growth across both credit and debit spending. Ecommerce continued to grow faster than face-to-face spend. Cross-border volume growth was supported by cross-border ecommerce and travel-related activity.
We expect that the ongoing shift toward digital commerce and electronic payments will continue; however, the extent to which these trends support volume increases will depend on a number of factors, including consumer spending levels and broader macroeconomic conditions. In addition, foreign exchange rate movements and volatility have contributed to periodic variability in our results, and may continue to do so in the future.
3.Increases to your value-added services appear to represent about 50% of the respective period over period increases to your net revenue. Please revise to provide discussion of the factors underlying the increases. Further, your disclosure attributes the growth to your "Issuing Solutions, Advisory and Other Services and Acceptance Solutions" portfolios. However, you do not appear to quantify within the filing the revenues attributed to these portfolios, and your disclosure does not include quantification of the period over period increases to the respective portfolios to fully understand the impact of the growth from each. Refer to the applicable guidance noted above as well as Item 303(b)(2)(i) of Regulation S-K and section III.D of SEC Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies).
We will supplement our disclosure in future filings by expanding the discussion to include additional information. An illustrative example is set forth below (new text underlined).

For fiscal 2025, 2024, and 2023, revenue from value-added services was $10.9 billion, $8.8 billion and $7.2 billion, respectively. Value-added services revenue in fiscal 2025 increased 24% over the prior year primarily due to growth in Issuing Solutions, Advisory and Other Services and Acceptance Solutions driven by increases in pricing and underlying business drivers, which included processed transactions, number and mix of payment credentials, and client engagements. Processed transactions grew 10% and payment credentials grew by 6% over the prior year. The number of client consulting engagements grew 35% in fiscal 2025 and demand for marketing services increased primarily related to sponsorships, including FIFA.

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If you have any questions concerning the foregoing, please contact me at (650) 432-5751.

Sincerely,
/s/ Peter Andreski
Peter Andreski
Global Corporate Controller, Chief Accounting Officer

cc:    Chris Suh, Chief Financial Officer, Visa Inc.

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